Exhibit 8.1
LIST OF SUBSIDIARIES

    The following is a list of subsidiaries of Spotify Technology S.A. as of December 31, 2022:

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Spotify AB	Sweden

Spotify USA Inc.	Delaware, United States of America

Spotify Ltd	United Kingdom

Spotify Spain S.L.	Spain

Spotify GmbH	Germany

Spotify France SAS	France

Spotify Canada Inc.	Canada

Spotify Australia Pty Ltd	Australia

Spotify Brasil Serviços De Música LTDA	Brazil

Spotify Japan K.K	Japan

Spotify India LLP	India

S Servicios de Música México, S.A. de C.V.	Mexico

Spotify Singapore Pte Ltd.	Singapore

Spotify Italy S.r.l.	Italy